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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                          For the Month of August 2004
                       News Release dated August 10, 2004

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
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              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:     Form 20-F              40-F   X
                                                 ------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934:          Yes:            No:    X
                          -------         -------



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                                                          1630 Waterfront Centre
   [LOGO]                                                     200 Burrard Street
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 3L6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
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TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

             ID BIOMEDICAL ANNOUNCES POSITIVE RESULTS FROM PHASE II
                      CLINICAL TRIAL OF STREPTAVAX VACCINE

o StreptAvax vaccine stimulates broad immune response in expanded Phase II Clinical Trial.
o Key supportive patent recently allowed in U.S.

VANCOUVER, BC - AUGUST 10, 2004 - ID Biomedical announced today that a preliminary immune response analysis of the expanded Phase II adult safety study of its group A streptococcal vaccine, StreptAvax vaccine, has been completed. Consistent with earlier data from the first portion of the Phase II, as well as the Phase I trial, the vaccine induced high titers of antibodies to all 26 serotypes of group A streptococcus targeted by the vaccine. While extended safety follow-up is ongoing, the vaccine also appears to have been well-tolerated; with all volunteers having completed at least 194 days of observation since vaccine exposure. There have been no vaccine-related serious adverse events. No subject in the clinical trial has developed antibodies that cross-reacted with human tissues, one of the primary safety endpoints of the Phase II studies. Detailed safety comparisons with a comparator vaccine included in the trial (the hepatitis A vaccine) will be available later this year, after the formal unblinding of the investigator and clinical team. The final Phase II data, along with the safety database from prior clinical trials, will be used by ID Biomedical to approach Health Canada and the U.S. Food and Drug Administration for approval to begin clinical studies in pediatric populations. The Company expects to begin the next phase of StreptAvax testing in Q1 2005.


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A compilation of all of the human clinical trial data of StreptAvax vaccine shows that the unique, multivalent vaccine formulation induces high titers of M protein-specific antibodies against all of the component subunit proteins in the product. The current serologic data, unblinded by a third party uninvolved in the safety analysis, indicate that all 27 streptococcal antigens in the vaccine demonstrate a statistically-significant (p = 0.05 by Mann-Whitney test) increase in post-immunization antibodies, detected by serotype-specific ELISA assay, in StreptAvax recipients when contrasted with recipients of the comparator vaccine. StreptAvax recipients responded to a median of 24 of 27 streptococcal antigens (89%) administered in the vaccine; indistinguishable from the result reported for the phase I trial. The opsonic, or bactericidal, activity for the last cohort of the Phase II study has not be examined to date, but the vaccine-induced antibody increases detected by ELISA in this cohort are consistent with previous studies of StreptAvax that correlated vaccine induced antibodies with bactericidal or killing activity of the vaccine. Thus far, the bactericidal activity of vaccine-induced antibodies against each serotype in StreptAvax appears similar to, or greater than, an M-protein based group A streptococcal vaccine that was tested in the 1970's and shown to protect humans against subsequent challenge with live group A streptococcus.

"This is extremely important data," stated Anthony Holler, M.D., Chief Executive Officer of ID Biomedical. "The critical roadblock to group A streptococcal vaccine development has been to design a vaccine that is not only safe, but also deals with the complexity of the epidemiology of this disease. The exciting potential of the StreptAvax vaccine is that we have shown in the clinic that we have a potentially safe vaccine, as well as a multivalent recombinant protein vaccine that can deliver a broad immune response to all of the serotypes covered in the vaccine. The fact that this immune response has been shown to correlate with bactericidal killing, and that bactericidal killing has been shown to be associated with protection, gives us great confidence to go forward."

The StreptAvax vaccine is composed of 26 M protein fragments that were genetically engineered into complex `fusion proteins' that allow the vaccine to target 26 serotypes of group A streptococci with a simple mixture of four proteins. The vaccine types were selected from epidemiologically important serotypes of group A streptococci. Recent U.S. and Canadian epidemiological studies, funded by ID Biomedical and the U.S. National Institutes of Health
(NIH), suggest that a vaccine containing antigens of the 26 M-serotypes in StreptAvax could provide broad coverage against rheumatic fever, "flesh eating" disease and "strep throat" or pharyngitis. Very similar data have recently been published from Mexican sites, and the NIH is expanding epidemiological studies to cover important regions outside of North America. In addition, the vaccine contains a 27th protein fragment representing an M-like protein called SPA. SPA, which is expressed by a number of group A streptococcal serotypes, has proven to be quite immunogenic (97% of vaccinees respond with SPA antibodies) and thus may add an element of supplementary protection across multiple serotypes.

ID Biomedical also announced that it and Dr. James Dale of the University of Tennessee in Memphis, recently received an issued patent from the United States Patent and

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Trademark Office. This new patent relates to a broad patent application filed to cover the method of complex recombinant vaccine formulation for group A streptococcal vaccines. These clinical results validate the core technology's strength towards addressing this complex disease target.


ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.


ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.


THE INFORMATION IN THIS NEWS RELEASE CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (i) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (ii) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (iii) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS;
(iv) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (v) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (vi) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (vii) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (viii) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (ix) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (x) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      ID Biomedical Corporation




                                  By: /s/ ANTHONY F. HOLLER
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer



Date: August 11, 2004